Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Nine months Ended March 31,		Fiscal Year Ended June 30,
	2008	2007	2007	2006	2005	2004	2003
EARNINGS
Income from continuing operations before income taxes	$971,706	$861,348	$1,159,282	$899,958	$738,271	$472,956	$286,608
Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	72,202	59,205	80,053	71,100	62,482	67,183	75,068
Amortization of deferred loan costs	1,244	1,121	1,511	1,888	1,457	2,293	1,786
Portion of rents representative of interest factor	21,750	19,207	29,000	25,609	21,507	21,213	20,585
Equity share of losses of companies for which debt obligations are not guaranteed	4,495	868	2,124	897			2,895
Amortization of previously capitalized interest	215	210	282	304	280	291	291

Income as adjusted	$1,071,612	$941,959	$1,272,252	$999,756	$823,997	$563,936	$387,233

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$72,202	$59,205	$80,053	$71,100	$62,482	$67,183	$75,068
Capitalized interest		436	436	178
Amortization of deferred loan costs	1,244	1,121	1,511	1,888	1,457	2,293	1,786
Portion of rents representative of interest factor	21,750	19,207	29,000	25,609	21,507	21,213	20,585

Fixed charges	$95,196	$79,969	$111,000	$98,775	$85,446	$90,689	$97,439

	11.26x	11.78x	11.46x	10.12x	9.64x	6.22x	3.97x